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                         AUSTIN FUNDING.COM CORPORATION
                         823 Congress Avenue, Suite 515
                               Austin, Texas 78701

                                February 3, 2000




Securities and Exchange Commission
Judicial Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Austin Funding.com Corporation Registration Statement on Form SB-2 File No. 333-90909

Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Austin Funding.com Corporation (the "Company") hereby requests the withdrawal of the Registration Statement on Form SB-2, File No. 333-90909, and all exhibits thereto (as amended, the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission"). The Company no longer intends to offer the 8% Secured Subordinated Debentures referenced in the Registration Statement.

         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (512) 481-8000 or the Company's counsel, Steven R. Jacobs, at (210) 554-5255.

                                   Very truly yours,


                                   AUSTIN FUNDING.COM CORPORATION



                                   By: /s/ Bradley J. Farley
                                      -----------------------------------------
                                       Bradley J. Farley
                                       President and Chief Executive Officer